As filed with the Securities and Exchange Commission on July 1, 2003
                                                    Registration No. 333-106065


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        ---------------------------------
                               RGC RESOURCES, INC.
             (Exact name of registrant as specified in its charter)


                  Virginia                            54-1909697
      (State or Other Jurisdiction of              (I.R.S. Employer
       Incorporation or Organization)            Identification Number)

                            519 Kimball Avenue, N.E.
                             Roanoke, Virginia 24016
                                 (540) 777-4427

   (Address and telephone number of registrant's principal executive offices)
                        ---------------------------------

                             Nicholas C. Conte, Esq.
                       Woods, Rogers & Hazlegrove, P.L.C.
                      10 South Jefferson Street, Suite 1400
                             Roanoke, Virginia 24011
                                 (540) 983-7600

            (Name, address and telephone number of agent for service)
               --------------------------------------------------
                                    Copy to:

                             John B. Williamson, III
                      President and Chief Executive Officer
                               RGC Resources, Inc.
                            519 Kimball Avenue, N.E.
                             Roanoke, Virginia 24016
                        ---------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


                                                                  Proposed             Proposed
                                                                  Maximum              Maximum
                                              Amount              Offering            Aggregate            Amount Of
        Title Of Each Class Of                To Be              Price Per             Offering           Registration
     Securities To Be Registered            Registered             Share                Price                 Fee
-------------------------------------- -------------------- -------------------- -------------------- --------------------
Common Stock, $5.00 par
value per share                              400,000               $23.50 (1)         $9,398,000 (1)         $760.30 (1)
-------------------------------------- -------------------- -------------------- -------------------- --------------------
Common Stock, $5.00 par
value per share                               13,534 (2)           $16.25 (2)         $219,928 (2)           $ 68.75 (2)
-------------------------------------- -------------------- -------------------- -------------------- --------------------

(1) Estimated, pursuant to Rule 457 under the Securities Act of 1933, solely for the purpose of determining the registration fee only; based on the average of the high and low sales prices for the common stock of RGC Resources, Inc. on the Nasdaq Stock Market on June 9, 2003. Registration fee is calculated pursuant to Rule 457(c).

(2) 13,534 shares are being carried forward from an earlier registration statement, No. 33-69902, as adopted pursuant to Rule 414(d) by RGC Resources, Inc. by Post-Effective Amendment No. 2 filed on July 2, 1999. The proposed maximum offering price was estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee based on the closing price on the Nasdaq Stock Market on September 30, 1993. A

     $68.75 registration fee was previously paid in connection with these shares under the earlier registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
----------



                               RGC RESOURCES, INC.
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
                         412,579 SHARES OF COMMON STOCK
                           ($5.00 PAR VALUE PER SHARE)



     The RGC Resources, Inc. Dividend Reinvestment and Stock Purchase Plan, (the "Plan") provides you with a simple and convenient means of purchasing shares of Resources' common stock and reinvesting cash dividends in additional shares of common stock without the payment of commissions or other charges. All shareholders of record and all customers of Resources and certain of its affiliates, who reside in Virginia or West Virginia, are eligible to participate in the Plan. Family members residing with an eligible customer also may participate.

     You may participate in the following ways:

     o You may select a percentage of your cash dividends which you would like to automatically reinvest in shares of common stock;

     o You may invest by making optional cash payments of not less than $25 per payment and not more than $40,000 per calendar year; and

     o If you are not already a shareholder, you may participate in the Plan by making an initial investment of at least $100.

     Shares of common stock will be purchased directly from Resources, in the open market, or a combination of the two. The purchase price of the common stock purchased directly from Resources will be based on the closing price of our common stock on the Nasdaq Stock Market. The purchase price for common stock purchased in the open market will be based on the weighted average purchase price of shares purchased.

     Resources' common stock trades on the Nasdaq Stock Market under the symbol RGCO.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this prospectus is _________, 2003.

                                TABLE OF CONTENTS

THE COMPANY..................................................................1
DESCRIPTION OF THE PLAN......................................................1
         Purpose.............................................................2
         Advantages..........................................................2
         Administration......................................................3
         Participation.......................................................3
         Reinvestment of Dividends...........................................5
         Optional Cash Payments..............................................5
         Purchases...........................................................7
         Sale of Plan Shares.................................................9
         Costs...............................................................9
         Dividends...........................................................10
         Reports to Participants.............................................11
         Certificates........................................................11
         Withdrawal and Termination..........................................12
         Federal Tax Consequences............................................12
         Other Information...................................................13
RECENT DEVELOPMENTS..........................................................16
MARKET PRICE AND DIVIDEND INFORMATION........................................17
FORWARD-LOOKING STATEMENTS...................................................18
USE OF PROCEEDS..............................................................18
DESCRIPTION OF COMPANY CAPITAL STOCK.........................................19
         Authorized Capital .................................................19
         Shareholder Protection Statutes.....................................20
LEGAL OPINION................................................................21
EXPERTS......................................................................21
INFORMATION PROVIDED TO SHAREHOLDERS AND ELIGIBLE CUSTOMERS..................21
WHERE YOU CAN FIND MORE INFORMATION..........................................21
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................22




You should rely only on the information incorporated by reference or provided in this prospectus. Resources has not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

                                   THE COMPANY

     RGC Resources, Inc. is a holding company organized under the laws of the Commonwealth of Virginia, and is primarily engaged in natural gas service and propane sales through the following subsidiaries:

     ROANOKE GAS COMPANY -- a public service corporation organized under the laws of the Commonwealth of Virginia in 1912. Roanoke Gas provides natural gas service to approximately 55,000 customers in Roanoke, Virginia and surrounding areas of southwest Virginia. Roanoke Gas' utility operations are subject to regulation by the Virginia State Corporation Commission as to its rates, charges and certain other business activities, including mergers, acquisitions and the issuance of securities;

     BLUEFIELD GAS COMPANY -- a West Virginia public service corporation, provides natural gas to approximately 4,200 customers located in and around Bluefield, West Virginia. Bluefield Gas' utility operations are subject to regulation by the West Virginia Public Service Commission; and

     DIVERSIFIED ENERGY COMPANY (D/B/A HIGHLAND PROPANE COMPANY AND HIGHLAND ENERGY) -- a Virginia corporation engaged in the bulk distribution of propane in southern West Virginia and southwestern Virginia, sells propane to approximately 18,900 customers and maintains a natural gas marketing business.

     Our principal executive offices are maintained at 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, telephone number (540) 777-4427.

                             DESCRIPTION OF THE PLAN


     Resources' Board of Directors adopted the Plan effective after the close of business on July 1, 1999, as an amendment to and complete restatement of the former Roanoke Gas Company Dividend Reinvestment and Stock Purchase Plan. Effective as of April 28, 2003, the Board of Directors amended the Plan to increase the number of shares available for issuance under the Plan; to reflect the addition of anti-dilution provisions in the event of a stock split or stock dividend; to increase the amount of optional cash contributions that a participant can make to the Plan on an annual basis to $40,000; to permit participants to sell shares of common stock held in their plan account through the Plan and to be charged a brokerage fee for any such sales; to provide for a participant to be charged a fee in the event the participant does not provide the Agent with sufficient funds for purchases; to eliminate the requirement that the Company give Participants and the Agent 30 days advance notice of the effective date of any amendment of the Plan, and to clarify certain existing provisions of the Plan. This prospectus updates and replaces in its entirety the prospectus dated July 9, 1999 to reflect these amendments. Please retain this prospectus for future reference. After giving effect to prior purchases and the reservation and registration of additional shares, 412,579 shares are available under the Plan as of the date of this prospectus.

     If you are a shareholder, and you do not presently participate in the Plan, you may do so by completing an Authorization Card and returning it to the Agent. If you are not a shareholder, but you are an eligible customer, you may participate in the Plan by completing an Authorization Card and making an initial investment of $100. If you are a shareholder and you presently participate in the Plan and wish to continue such participation, you do not need to take any action. If you are not currently participating in the Plan, you are not required to take any action, and will continue to receive cash dividends, if and when declared, as usual.

     The following is a description, in question and answer format, of the provisions of the Plan.

PURPOSE

1.       WHAT IS THE PURPOSE OF THE PLAN?


               The purpose of the Plan is to provide our shareholders of record and our customers, including customers of our affiliates, who are residents of either Virginia or West Virginia with a simple, convenient and economical means of purchasing shares of our common stock and reinvesting cash dividends in additional shares of common stock. To the extent that shares of common stock are issued directly by Resources, Resources will receive additional funds for its general corporate purposes. (See "Use of Proceeds").

ADVANTAGES

2.       WHAT ARE THE ADVANTAGES OF PARTICIPATION IN THE PLAN?

               Participants in the Plan can:

               o Reinvest a specified percentage (from 0% to 100%, in multiples of 5%) of cash dividends paid on all shares of common stock registered in your name automatically in shares of common stock.

               o Invest additional cash, within specified limits, in shares of common stock. Purchases may, at your option, be made monthly through automatic deductions from your bank account.

               o If they are not already a shareholder but are (i) a customer of Resources or one of its affiliates, and (ii) a resident of Virginia or West Virginia, make their initial purchase of Resources common stock by enrolling in the Plan and investing a minimum of $100.

               o Avoid brokerage commissions or service charges in connection with purchases under the Plan.

               o Invest the full amount of all regular cash dividends and cash contributions (whether in the form of optional cash or initial investments) because the Plan permits fractions of shares to be credited to your account.

               o Deposit with the Agent shares of common stock held in your name. This relieves you of the responsibility for the safekeeping of certificates representing your shares.

               o Avoid cumbersome record-keeping through the Plan's reporting services.

ADMINISTRATION

3.       WHO ADMINISTERS THE PLAN?

               Wachovia Bank, National Association is the Agent for the Plan. In this capacity it administers the Plan for participants, keeps records, sends statements of account to participants and performs other duties relating to the Plan. Shares purchased through the Plan will be registered in the name of the Agent or its nominee as agent for participants in the Plan.

               The Agent's mailing address is as follows:

                           Wachovia Bank, National Association
                           Shareholder Services Group
                           Attention:  Dividend Reinvestment
                           1525 West WT Harris Blvd.
                           3C3-NC1153
                           Charlotte, NC 28288-1153

               The Agent may at any time resign by giving 90 days written notice to Resources or be removed by Resources upon 90 days written notice by Resources to the Agent. If a vacancy occurs in the office of the Agent, Resources must appoint a successor Agent, which may be Resources. Questions regarding the Plan can be directed either to Resources at 540.777-3853 or the Agent at 800.829-8432.

PARTICIPATION

4.       WHO IS ELIGIBLE TO PARTICIPATE?

               You may participate in the plan if:

               o    You are a holder of record of shares of our common stock;

               o You are a customer of Resources or the following affiliates of Resources: Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy

                    Company; you are a resident of Virginia or West Virginia; and you have either a Virginia or West Virginia mailing address; or

               o You are a member of a customer's family residing with the customer.

               If you cease to be an eligible customer, you may continue to participate in the Plan as long as at least one whole share of common stock is registered in your name or held through the Plan.

               If your shares of common stock are registered in names other than yours (E.G., in the names of brokers, nominees, etc.), you must become a holder of record by having the shares transferred into your name.

5.       HOW CAN I PARTICIPATE IN THE PLAN?

               If you are a shareholder or an eligible customer, you may participate in the Plan by completing an Authorization Card and returning it to the Agent. If the common stock is registered in more than one name (I.E., joint tenants, trustees, etc.), all registered holders must sign an Authorization Card.

               If you are an eligible customer, and you are not already a shareholder, you must include an initial investment of a minimum of $100 with your completed Authorization Card and you must acknowledge on the Authorization Card that you are a Virginia or West Virginia resident. You will also be asked to complete and deliver to the Agent an IRS Form W-9 certifying your taxpayer identification number.

               You will become a participant in the Plan within 30 days after the Agent receives your properly completed Authorization Card. The date you become a participant is the effective date of the Authorization Card.

               If you wish the reinvestment of dividends under the Plan to begin as of a given Investment Date, your Authorization Card must be received by the Agent no later than the record date immediately preceding the Investment Date. (See Question 13 for the timing of purchases). If your Authorization Card is received after the record date, reinvestment of dividends under the Plan will not begin until the Investment Date following the next record date.

               Optional cash payments and initial investments received with or after receipt of your initial Authorization Card but prior to becoming effective will be invested on the first Investment Date coinciding with or immediately following the date the Authorization Card is effective. However, if payment is received less than five business days before the Investment Date, it will be held until the next Investment Date. (See Questions 8 and 9). No interest will be paid on and no refunds will be made of any payments awaiting investment.

               An Authorization Card may be obtained at any time by contacting the Agent. (See Question 3 for the Agent's address).

               IF YOU ARE ALREADY ENROLLED AND PARTICIPATING IN THE PLAN, YOU DO NOT NEED TAKE ANY FURTHER ACTION AT THIS TIME.

6.       WHAT DOES THE AUTHORIZATION CARD PROVIDE?

               The Authorization Card authorizes the Agent to do the following:

               DIVIDEND REINVESTMENT - Automatically reinvest in additional shares of common stock the designated percentage (0% to 100% in multiples of 5%) of cash dividends received on all shares of common stock registered in your name. (See Questions 7 and 11). All dividends received on shares of common stock held in your account under the Plan will be automatically reinvested. (See Questions 18 and 19).

               MINIMUM INITIAL INVESTMENT - If you are an eligible customer who is not already a shareholder, upon receipt of an initial investment payment of a minimum of $100, purchase common stock for your account on the first Investment Date coinciding with or following the date the Authorization Card becomes effective. (See Question 5).

               OPTIONAL CASH PAYMENTS - Upon receipt of optional cash payments of at least $25 per payment, up to a maximum (including any initial investment payment) of $40,000 per calendar year, purchase common stock for your account on the next appropriate Investment Date. (See Questions 8, 9, and 10).

               SAFEKEEPING OF SHARES - Hold any shares you deliver to the Agent in safekeeping pursuant to the terms of the Plan. (See Question 26).

REINVESTMENT OF DIVIDENDS

7. HOW CAN I CHANGE THE PERCENTAGE OF CASH DIVIDENDS ON SHARES REGISTERED IN MY NAME TO BE REINVESTED?

               If you wish to change the percentage of cash dividends on shares registered in your name to be reinvested under the Plan, you may do so by submitting a revised Authorization Card to the Agent. The revised Authorization Card will be effective within 30 days after it is received by the Agent.

OPTIONAL CASH PAYMENTS

8.       WHO IS ELIGIBLE TO MAKE OPTIONAL CASH PAYMENTS?

               You are eligible to make optional cash payments at any time if you are a shareholder, or if you are an eligible customer, after your initial investment. The amounts of optional cash payments may vary as long as they are at least $25 per payment and your total purchases (including any initial investment) for the calendar year do not exceed $40,000.

               All checks or money orders for optional cash payments must be made payable to the Agent. Optional cash payments must be mailed to the Agent, accompanied by a correctly completed Authorization Card. Authorization Cards may be obtained at any time by contacting the Agent.

9.       WHEN SHOULD OPTIONAL CASH PAYMENTS BE MADE?

               Optional cash payments can be made at any time; however, you are encouraged to make equal monthly payments to the Plan. (See Question 10 regarding automatic monthly purchases). You may make the first optional cash payment when enrolling by including a check or money order payable to the Agent with your Authorization Card.

               All optional cash payments must be received by the Agent at least five business days before the Investment Date (see Question 13) in order to be used to purchase common stock for your account on that Investment Date. Payments received less than five business days before an Investment Date will be held until the next Investment Date. No interest will be paid on and no refunds will be made of any cash payments awaiting investment. (See Question 5 regarding investment of optional cash payments and initial investments received prior to the date the Authorization Card is effective). All dividends received on shares of common stock purchased with optional cash payments and held in your account under the Plan will be reinvested in additional shares of common stock. (See Questions 18 and 19).

10. CAN I MAKE AUTOMATIC OPTIONAL CASH PAYMENTS THROUGH AUTOMATIC DEDUCTIONS FROM MY BANK ACCOUNT?

               Yes. You may make automatic monthly optional cash payments of a specified amount (not less than $25 per payment, nor more than $40,000 in total payments per calendar year) by electronic fund transfer from a pre-designated United States bank account. To initiate automatic monthly deductions, you must complete and sign an Automatic Monthly Deduction Form and return it to the Agent, together with a voided blank check for the account from which the funds are to be drawn. Automatic Monthly Deduction Forms are available from the Agent. These forms will be processed and will become effective as promptly as practicable.

               Once automatic monthly deductions commence, funds will be drawn from your designated bank account on the sixth business day prior to the end of each calendar month and will be invested on the next Investment Date. You may change or terminate automatic monthly deductions by completing and submitting to the Agent a new Automatic Monthly Deduction Form. To be effective with respect to a particular Investment Date, the new Automatic Monthly Deduction Form must be received by the Agent no later than twenty business days prior to the end of the calendar month preceding the Investment Date.

PURCHASES

11.      HOW CAN I PURCHASE COMMON STOCK UNDER THE PLAN?

               You may purchase common stock through:

               o Automatic reinvestment of the percentage, as you designate, of dividends received on all shares of common stock registered in your name (less any withholding taxes). Your designation of the percentage of dividends to be reinvested may range from 0% to 100%, but must be in multiples of 5%. (See Question 7 for information on how to change the percentage of dividends to be reinvested). You may elect reinvestment of 0% of the dividends received on shares of common stock registered in your name for purposes of making initial or optional cash payments. The percentage of cash dividends not designated for reinvestment, if any, will be sent directly to you. Regardless of the percentage of dividends designated for reinvestment, with respect to shares registered in your name, 100% of the dividends received on Resources common stock held in your account under the Plan will be reinvested. (See Questions 18 and 19);

               o Optional cash payments of not less than $25 per payment nor more than $40,000 per calendar year (including any initial investment). (See Questions 8, 9, and 10 for certain information regarding optional cash payments);

               o If you are not already a shareholder of Resources, but you are an eligible customer, you may participate in the Plan by making an initial investment of a minimum of $100. (See Question 5).

               All shares purchased for your account will be held in your account under the Plan in the name of the Agent or its nominee (see Question 3), and all dividends received on those shares will be reinvested in additional shares of common stock (see Questions 18 and 19). You may request a stock certificate for shares held in your Plan account as described in Question 21.

12. HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED FOR ME AND WHAT IS THE SOURCE OF SHARES PURCHASED THROUGH THE PLAN?

               The number of shares purchased for you will depend on the amount of your reinvested dividends, optional cash payments and/or initial investment, and the purchase price of the common stock. Your account will be credited with the number of shares, including fractions computed to three decimal places, equal to:

               o The total amount of dividends invested on an Investment Date (less any applicable withholding taxes) divided by the purchase price per share; PLUS

               o The amounts of optional cash payments or initial investment invested on your behalf on an Investment Date, divided by the purchase price per share.

               At Resources' option, purchases will be made directly from Resources, in the open market, or a combination of the two. Pursuant to the terms of the Plan, Resources can change its determination regarding the source of the shares only once every three months.

13.      WHEN WILL PURCHASES BE MADE?

               Purchases will be made once each calendar month on the first business day of the month if cash has been timely received for your account, whether through the payment of dividends to be automatically reinvested or the receipt of an initial investment or optional cash payment. This date is referred to as the Investment Date. (See Questions 5, 9, and 18). Shares purchased in the open market will be made on or within 30 days after the Investment Date. The Agent may purchase shares in the open market over several days within this 30-day period.

               In those instances where shares are purchased directly from Resources, you will become the owner of the shares on the Investment Date. In those instances where shares are purchased, in whole or in part, in the open market, you will become the owner of the shares on the last day the Agent purchases the shares in the open market. Regardless of the method of purchase, the holding period for federal income tax purposes will commence the day immediately following the day on which you become the owner of the shares purchased for your account.

14.      WHAT IS THE PRICE OF SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

               The purchase price for each share of common stock will not be affected by whether the funds being invested are attributable to dividends, optional cash payments or initial investments.

               The purchase price of shares acquired directly from Resources will be the closing price of Resources' common stock on the Investment Date, as reported by the Nasdaq Stock Market. If no report is made as of the Investment Date, the purchase price will be established based on the closing price as reported for the nearest day immediately preceding the Investment Date.

               The purchase price of shares acquired in the open market will be the weighted average purchase price of shares purchased for the relevant Investment Date.

               No common stock will be purchased from or issued by Resources at less than its par value (I.E., $5 per share). If the market price of common stock is less than par value on an Investment Date, then all purchases will be made in the open market.

SALE OF PLAN SHARES

15.      HOW CAN SHARES OF COMMON STOCK BE SOLD?

               You can sell all or part of your shares of common stock held by the Plan in either of two ways. First, you may request certificates for your full shares and arrange for the sale of these shares through a broker-dealer of your choice. (See Question 21).

               Alternatively, you may request that the Agent sell for you some or all of your shares held by the Plan. The Agent will sell your shares for you through broker-dealers selected by the Agent in its sole discretion.

               If you request that the Agent arrange for the sale of your shares, you will be charged a handling fee by the Agent and a commission by the broker-dealer selected by the Agent which will be deducted from the cash proceeds paid to you. The amount of the commission will vary depending on the broker- dealer selected and other factors. The handling fee charged by the Agent is currently $5.00 per transaction, and is subject to change. Participants should contact the Agent at the phone number listed in response to Question 3 to verify the Agent's handling fee before requesting a sale of shares through the Plan.

               Shares being sold for you may be aggregated with those of other Plan participants who have requested sales. In that event, you will receive proceeds based on the average sales price of all shares sold, less your pro rata share of brokerage commissions and any applicable taxes.

16.      WHEN WILL SHARES OF COMMON STOCK BE SOLD?

               The Agent will generally make sales of Plan shares at least weekly, except that sales with respect to requests received fewer than five business days before an Investment Date will be made as promptly as practicable following the Investment Date. Any request received by the Agent after twelve noon will be considered to have been received by the Agent on the next business day. Payment will be made by check and mailed to the participant's record address as soon as practicable after the settlement date of the sale.

COSTS

17. ARE THERE ANY EXPENSES TO PARTICIPANTS IN CONNECTION WITH PURCHASES OR SALES UNDER THE PLAN?

               You will incur no brokerage commissions or fees for purchases made through the Plan unless, as noted below, you do not provide the Agent with sufficient funds for the purchases. There are no brokerage fees on newly issued shares purchased from Resources for your account. Brokerage fees on shares purchased on the open market will be paid by Resources, and, for tax purposes, these fees will be considered additional dividend income to you. All costs of administering the Plan will be paid by Resources. (See Question 25). If you request that the Agent arrange a sale of shares held by the Plan for you, a handling fee and brokerage commission will be deducted from the proceeds of the sale. (See Question 15).

               If the Agent does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Agent will immediately remove from your account any shares of common stock purchased in anticipation of receiving such funds, and will be entitled to sell the shares to satisfy the amount owed. If the net proceeds from any sale of shares of common stock are insufficient to satisfy the balance of the collected amounts, the Agent may sell additional shares from your account as necessary to satisfy the uncollected balance.

               In addition, the Agent may charge your account for an "insufficient funds" fee. The Agent may place a hold on your account until the "insufficient funds" fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.

DIVIDENDS

18.      WILL I BE CREDITED WITH DIVIDENDS ON SHARES HELD IN MY ACCOUNT UNDER
         THE PLAN?

               Yes. The Agent will receive the regular dividends for all shares of common stock held in your account under the Plan on the dividend record date and will credit the dividends to your account on the basis of full and fractional shares held on the record date. One hundred percent (100%) of the dividends will be automatically reinvested in additional shares of common stock as a dividend reinvestment.

19. HOW CAN I OBTAIN PARTIAL OR NO REINVESTMENT OF DIVIDENDS RECEIVED ON SHARES HELD IN MY ACCOUNT UNDER THE PLAN?

               The partial or no dividend reinvestment feature is available only for shares registered in your name. If you would like to obtain partial or no dividend reinvestment on shares of common stock held in your account under the Plan, you must:

               o Submit a written request to the Agent to issue a stock certificate registering in your name the whole shares held in your account under the Plan. (See Questions 5 and 21); and

               o If you have not previously done so, submit an Authorization Card requesting partial or no dividend reinvestment of shares registered in your name. (See Question 11). Dividends received on any fractional share remaining in your Plan account will continue to be automatically reinvested 100%.

REPORTS TO PARTICIPANTS

20.      HOW OFTEN WILL ACCOUNT STATEMENTS BE SENT TO ME?

               The Agent will provide you a statement of account no later than twenty-five days after each Investment Date. This means that you will receive a statement quarterly if you are simply reinvesting dividends. If you are making purchases, you will receive a statement for the month in which the purchase was made. The statement will show the following information for the Investment Date:

               o The total amount invested by the Agent (dividends and cash payments less any applicable tax withheld);

               o The number of shares of common stock allocated to your account;

               o    The cost per share of the allocated common stock;

               o The number of shares of common stock for which certificates have been issued, if any;

               o The number of shares of common stock held for safekeeping, if any; and

               o    the beginning and ending balances in your account.

CERTIFICATES

21.      WHEN WILL I RECEIVE A CERTIFICATE FOR SHARES PURCHASED UNDER THE PLAN?

               Certificates for shares of common stock purchased through the Plan will not be issued to you unless you request them. All shares credited to your Plan account will be issued to the Agent or its nominee as your agent. The number of shares credited to your account will be shown on your account statement.

               A certificate for any number of whole shares credited to your Plan account will be issued upon written request, and the shares represented by that certificate will be withdrawn from your Plan account. Your written request should be mailed to the Agent.

               Certificates for fractional shares will not be issued under any circumstances. Further, certificates for whole shares will not be issued between the dividend record date and the Investment Date. Record dates are usually the Friday falling between the 17th and the 24th days of January, April, July, and October. Upon issuance of a certificate, you will have all rights of ownership, and neither the Agent nor Resources will have any responsibility with respect to the common stock. Withdrawal of shares in certificate form does not terminate participation in the Plan. (See Question 22 for instructions on issuance of certificates when you withdraw from the Plan).

WITHDRAWAL AND TERMINATION

22.      WHEN AND HOW MAY I WITHDRAW FROM THE PLAN?

               You may withdraw from the Plan at any time by giving written notice to the Agent. The withdrawal date will be no more than 30 days after the Agent's receipt of your written notice.

               As soon as practicable after the withdrawal date, the Agent will issue to you a certificate for all whole shares of common stock in your account, except that no certificate will be issued between the dividend record date and the Investment Date. (See Question 21).

               Notice of death, liquidation or other termination of your legal existence will constitute notice of withdrawal from the Plan. Settlement will be made with your legal representative or successor in interest and neither the Agent nor Resources will in any way be liable for settlements made with those persons.

23.      WHAT HAPPENS TO FRACTIONAL SHARES WHEN I WITHDRAW FROM THE PLAN?

               No fractional share will be issued to you. However, the cash value of any fractional share in your account will be paid to you. The fractional share will be valued as of the Investment Date immediately preceding the withdrawal date. The value will be determined as described in Question 14. Payment for any fractional share will be made as soon as practicable after the withdrawal date, and any cash awaiting investment will also be paid at that time.

24.      IF I WITHDRAW FROM THE PLAN, CAN I REJOIN?

               If you withdraw from the Plan, you may rejoin at any time by again completing and returning to the Agent an Authorization Card. If you are an eligible customer who is not already a shareholder of Resources, the Authorization Card must be accompanied by an initial investment of at least $100. You will once again become a participant in the Plan within 30 days following the Agent's receipt of a properly completed Authorization Card. (See Question 5).

FEDERAL TAX CONSEQUENCES

25.      WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE
         PLAN?

               Neither Resources nor the Agent makes any representation as to the income or other tax consequences of participation in the Plan. Nevertheless, it is our understanding that you must report as dividend income an amount equal to the dividends paid on stock purchased on your behalf plus brokerage fees paid by Resources on shares purchased on the open market. Your federal income tax basis of the common stock received by you under the Plan will be the purchase price of the common stock. The holding period for shares of common stock acquired under the Plan will begin on the day following the date as of which the shares were purchased for your account. A whole share resulting from the acquisition of two or more fractional shares on different Investment Dates will have a split holding period.

               You will not realize any taxable income upon the receipt of certificates for whole shares credited to your account under the Plan, either upon a request for a certificate or upon withdrawal from or termination of the Plan. However, if you receive cash for a fractional share credited to your account you will realize a capital gain or loss if the common stock is a capital asset in your hands. Also, in the event of a sale of a fractional share pursuant to withdrawal from the Plan, if the consideration received exceeds fair market value as determined by Internal Revenue Service regulations, you will have dividend income equal to the difference. Gain or loss will also be realized by you upon the sale or exchange of shares after you withdraw such shares from the Plan. The amount of such gain or loss is the difference between the amount that you receive for each whole or fractional share and your tax basis.

               THE PRECEDING DISCUSSION CONCERNING TAX CONSEQUENCES IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. YOU ARE URGED TO SEEK PROFESSIONAL ADVICE WITH RESPECT TO YOUR PERSONAL TAX SITUATION.

OTHER INFORMATION

26.      HOW DO I TAKE ADVANTAGE OF THE PLAN'S STOCK SAFEKEEPING FEATURE?

               You may deposit with the Agent shares of common stock held in your name. This relieves you of the responsibility for safekeeping of certificates.

               If you wish to take advantage of the safekeeping feature of the Plan, you should mail the certificates representing your shares to the Agent. (See Question 3 for the Agent's address). Certificates should be sent by registered or certified mail, return receipt requested, accompanied by a completed Authorization Card specifying that the shares are furnished for safekeeping. The Agent will confirm the receipt of any shares which are delivered for safekeeping by reflecting the deposit of the shares on your account statement (see Question 17 regarding statement of account). Shares delivered for safekeeping will be held in the name of the Agent or its nominee, and 100% of the dividends received on these shares will be reinvested.

               If you withdraw from the Plan, the Agent will, as soon as practicable, return all of your shares which are then being held for safekeeping by issuing a new certificate for the shares.

27. WHAT HAPPENS IF I SELL OR TRANSFER SHARES OF COMMON STOCK OR ACQUIRE ADDITIONAL SHARES OF COMMON STOCK?

               If you have elected to have all or a part of your cash dividends automatically reinvested and you subsequently sell or transfer all or any part of the common stock registered in your account, automatic reinvestments of dividends will continue as long as there are shares of common stock registered in your name or held for you by the Agent or until termination of enrollment. Similarly, if you acquire additional shares of common stock and those shares are registered the same as the participating shares, dividends (or a percentage of the dividends as directed by you) paid on the acquired common stock will automatically be reinvested until you terminate your enrollment.

28. WHAT LIMITATIONS ARE IMPOSED ON ME WITH REGARD TO COMMON STOCK HELD UNDER THE PLAN?

               You have no right to draw checks or drafts against your account or to give instructions to the Agent to perform any acts not expressly provided for in the Plan. In addition, you cannot sell, pledge, assign, encumber, or otherwise dispose of your rights in your individual account.

29. WHAT HAPPENS IF RESOURCES HAS A COMMON STOCK RIGHTS OFFERING, ISSUES A STOCK DIVIDEND, OR DECLARES
         A STOCK SPLIT?

               In the event Resources makes available to holders of common stock rights or warrants to purchase additional shares of common stock or other securities, the Agent will sell any stock rights or warrants applicable to any common stock held in your account and reinvest the proceeds in common stock as of the next Investment Date. If the rights or warrants have no market value, the Agent may allow them to expire.

               Any stock dividend or shares issued pursuant to any stock split received by the Agent with respect to common stock held in your account will immediately be credited to your account.

               In the event of a stock split, stock dividend or other similar transaction, the number of shares covered by this prospectus will be adjusted accordingly.

30. HOW WILL MY PLAN SHARES BE VOTED AT ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS?

               You have all rights of any other holder of common stock with respect to your shares credited to your Plan account.

               Full and fractional shares held in the Plan for you will be voted as you direct. Proxy materials will be sent to each participant of record in connection with annual and special meetings of shareholders. The proxy will apply to all shares owned by you, including shares held in your Plan account. All Plan shares will be voted in accordance with the instructions given by you on the proxy card, if properly signed and delivered.

31.      WHAT ARE THE RESPONSIBILITIES OF THE AGENT AND RESOURCES?

               All notices from the Agent or Resources to you will be addressed to you at the address shown on your Authorization Card or such new address as you provide in writing to the Agent. (See Question 3 for the Agent's address). The mailing of a notice to your last address of record will satisfy the Agent's or Resources' duty of giving you notice. Therefore, you must provide prompt notification of any change of address. Notice to the Agent or Resources is effective when actually received.

               Neither the Agent nor Resources will be liable for any acts done or any omission to act, including, without limitation, any claims of liability:

               o With respect to the prices at which common stock is purchased or sold for your account and the time at which such purchases or sales are made;

               o For any fluctuation in the market value before or after the purchase or sale of common stock; or

               o For continuation of your account until receipt by the Agent of notice in writing of your death, liquidation, or other legal dissolution.

               You assume all risks inherent in the ownership of any common stock purchased under the Plan, whether or not the actual stock certificate has been issued to you. You have no guarantee against a decline in the price or value of the common stock, and Resources assumes no obligation to repurchase any shares of common stock purchased under the Plan.

32.      MAY THE PLAN BE CHANGED OR DISCONTINUED?

               Resources reserves the right to amend the Plan at any time, and upon any such amendment, to notify you and the Agent of the effective date of the amendment. Resources also reserves the right to terminate the Plan at any time upon giving 30 days' written notice to you and the Agent. Resources also may terminate or amend the Plan immediately, without notice to you, in order to correct any material noncompliance of the Plan with any applicable law or to make administrative changes which are not material.

          Unless either terminated or modified, the Plan covers 412,579 shares of common stock. The number of shares covered by the Plan may be further adjusted from time to time to prevent dilution or enlargement caused by stock splits, stock dividends, recapitalizations, mergers, consolidations, combinations or exchanges of shares, reorganizations, and similar corporate transactions.

33.      WHAT IS THE EFFECT OF TERMINATION OR AMENDMENT OF THE PLAN?

               No amendment or termination will affect your interest in the Plan which has accrued prior to the date of the amendment or termination. In the event of the termination of the Plan, the Agent will make a distribution of common stock and cash as if you had withdrawn from the Plan as soon as practicable, but not later than 30 days after the termination of the Plan. You will incur no service charges or other fees upon such termination.

34.      HOW IS THE PLAN TO BE INTERPRETED?

               Any questions of interpretation arising under the Plan will be determined by the Dividend Reinvestment Committee, which is appointed by the Board of Directors of Resources, and any such determination shall be final.

                               RECENT DEVELOPMENTS

     Resources adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill And Other Intangible Assets, on October 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized over an estimated useful life. Instead, goodwill balances will be subject to an annual fair-value-based impairment assessment. The Company completed its evaluation of the new standard and determined that no impairment existed as of the date of adoption.

     The following table shows what net income and earnings per share would have been if amortization (including any related tax effects) related to goodwill that is no longer being amortized had been excluded from prior periods.


                                                                       Year Ended September 30
                                                     -----------------------------------------------------------

                                                           2002                 2001                 2000
                                                     -----------------    -----------------    -----------------
Net Income                                               $   2,486,895        $   2,306,615        $   2,873,702
Add: Goodwill amortization, net of tax                          11,052               11,052               21,154
                                                     -----------------    -----------------    -----------------

Adjusted Net Income                                      $   2,497,947        $   2,317,667        $   2,894,856
                                                     =================    =================    =================


Basic and diluted earnings per share                     $        1.28        $        1.21        $        1.54
Goodwill amortization                                             0.01                 0.01                 0.01
                                                     -----------------    -----------------    -----------------

Adjusted basic and diluted earnings
  per share                                              $        1.29        $        1.22        $        1.55
                                                     =================    =================    =================


                      MARKET PRICE AND DIVIDEND INFORMATION

     Resources common stock is listed on the Nasdaq Stock Market under the trading symbol RGCO. This provides shareholders and others with immediate access to the latest bid and ask prices, and creates greater liquidity of our stock. The table below sets forth the range of bid prices for shares of Resources' common stock, as reported in the Nasdaq Stock Market. The table also sets out the frequency and amount of all cash dividends declared for the periods presented.



                                                                                                             CASH
                                                                                                          DIVIDENDS
                                                                    RANGE OF BID PRICES                    DECLARED
                                                           --------------------------------------     ------------------

FISCAL YEAR ENDED SEPTEMBER 30,                                  HIGH                    Low
                                                           -----------------      -----------------

2001
First Quarter                                              $20.00                 $18.25                 $0.28
Second Quarter                                              21.25                  19.19                  0.28
Third Quarter                                               20.87                  18.50                  0.28
Fourth Quarter                                              20.39                  18.22                  0.28

2002
First Quarter                                              $20.50                 $18.50                 $0.285
Second Quarter                                              20.25                  18.80                  0.285
Third Quarter                                               20.75                  17.50                  0.285
Fourth Quarter                                              20.01                  16.99                  0.285

2003
First Quarter                                              $18.40                 $17.25                 $0.285
Second Quarter                                              19.90                  17.86                  0.285

     We do not directly conduct any revenue-generating business operations and obtain operating funds primarily from dividends paid to us on the stock of our subsidiaries, and possibly from the sale of securities or debt incurred by us. Dividends on our common stock depend primarily upon the earnings, financial condition and capital requirements of Roanoke Gas, and the dividends paid by Roanoke Gas to us. We presently expect to continue Roanoke Gas' policy of paying an appropriate percentage of earnings to shareholders. In the future, dividends from our subsidiaries other than Roanoke Gas may be a more significant source of funds for dividend payments. In addition, although we have no present intention to do so, we may issue preferred stock in the future to meet our capital requirements. Such preferred stock could have preferential dividend rights over Resources' common stock.

                           FORWARD-LOOKING STATEMENTS

     From time to time, Resources may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, Resources notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in Resources' forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of Resources' business include the following: (i) failure to earn on a consistent basis an adequate return on invested capital; (ii) increasing expenses and labor costs and labor availability; (iii) price competition from alternative fuels; (iv) volatility in the price and availability of natural gas and propane; (v) uncertainty in the projected rate of growth of natural gas and propane requirements in Resources' service area; (vi) general economic conditions both locally and nationally;
(vii) increases in interest rates; (viii) increased customer delinquencies and conservation efforts resulting from high fuel costs and/or colder weather; (ix) developments in electricity and natural gas deregulation and associated industry restructuring; (x) significant variations in winter heating degree-days from normal; (xi) changes in environmental requirements and cost of compliance; (xii) impact of potential increased governmental oversight due to the financial collapse of Enron; (xiii) cost and availability of property and liability insurance in the wake of terrorism concerns and corporate failures; (xiv) ability to raise debt or equity capital in the wake of recent corporate financial irregularities; (xv) impact of war with Iraq and related uncertainties in the Middle East; and (xvi) new accounting standards issued by the Financial Accounting Standards Board, which could change the accounting treatment for certain transactions. All of these factors are difficult to predict and many are beyond Resources' control. Accordingly, while Resources believes its forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in Resources' documents or news releases, the words, "anticipate," "believe," "intend," "plan," "estimate," "expect," "objective," "projection," "forecast," or similar words or future or conditional verbs such as "will," "would," "should," "could," or "may" are intended to identify forward-looking statements.

     Forward-looking statements reflect Resources' current expectations only as of the date they are made. We assume no duty to update these statements should expectations change or actual results differ from current expectations.

                                 USE OF PROCEEDS

     We intend to add the proceeds we receive from sales under the Plan to our general funds. These proceeds will be used for capital expenditures and for other general corporate purposes of Resources and, in our discretion, of our wholly owned subsidiaries, subject to any regulatory approvals. We are unable to estimate the amount of proceeds which will be devoted to any specific purpose.

                      DESCRIPTION OF COMPANY CAPITAL STOCK

AUTHORIZED CAPITAL

     We are authorized to issue up to 15,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, $5.00 par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of May 31, 2003, 1,992,506 shares of common stock and no shares of preferred stock were issued and outstanding.

     RESOURCES COMMON STOCK. Common shareholders may receive dividends when declared by the Board of Directors. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

     Each share of common stock is entitled to one vote on all matters requiring shareholder action and in the election of directors. Common shareholders are not entitled to preemptive, subscription or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable.

     RESOURCES PREFERRED STOCK. Our Board of Directors can issue one or more series of preferred stock. Our Articles do not establish voting rights, preferences, or other rights with respect to our preferred stock. The Board is given full authority to provide for the establishment and/or issuance of any series of preferred stock, the designation of such series and the preferences, limitations, and relative rights of the shares of such series, including the following:

     o    Distinctive designation and number of shares comprising such series;

     o    Voting rights, if any, which shares of that series will have;

     o    The rate of dividends, if any, on the shares of that series;

     o Whether the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

     o Whether that series will have a sinking fund for the redemption or purchase of shares of that series;

     o The rights to which the holders of the shares of that series will be entitled in the event of voluntary or involuntary dissolution or liquidation;

     o Whether the shares of that series will be convertible into or exchangeable for cash, shares of stock of any other class or any other series, indebtedness, or other property or rights;

     o Whether the issuance of any additional shares of such series, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

     o Any other preferences, privileges and powers in relative, participating, optional, or other special rights and qualifications, limitations, or restrictions of such series.

     Each series of our preferred stock will rank on a parity as to dividends and assets with all other series according to the respective dividend rates and amounts attributable upon voluntary or involuntary liquidation, dissolution or winding up of the company fixed for each series and without preference or priority of any series over any other series. All shares of our preferred stock will rank, with respect to dividends and liquidation rights, senior to our common stock.

SHAREHOLDER PROTECTION STATUTES

     We are a Virginia corporation subject to the Virginia Stock Corporation Act. The Virginia Act contains two shareholder protection statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute. We have summarized the key provisions below. The descriptions are not complete and you should rely on the text of the Virginia Act.

     The Affiliated Transactions Statute restricts certain transactions between a Virginia corporation having more than 300 shareholders of record and a beneficial owner of more than 10% of any class of voting stock. An affiliated transaction is defined as any of the following transactions with or proposed by an interested shareholder: a merger; a share exchange; certain dispositions of assets or guaranties of indebtedness other than in the ordinary course of business; certain significant securities issuances; dissolution of the corporation; or reclassification of the corporation's securities. Under the statute, an affiliated transaction generally requires the approval of a majority of disinterested directors and two-thirds of the voting shares of the corporation other than shares owned by an interested shareholder during a three-year period commencing as of the date the interested shareholder crosses the 10% threshold. This special voting provision does not apply if a majority of disinterested directors approved the acquisition of the more than 10% interest in advance. After the expiration of the three-year moratorium, an interested shareholder may engage in an affiliated transaction only if it is approved by a majority of disinterested directors or by two-thirds of the outstanding shares held by disinterested shareholders, or if the transaction complies with certain fair price provisions. This special voting rule is in addition to, and not in lieu of, other voting provisions contained in the Virginia Act and the Articles of Resources.

     The Control Share Acquisitions Statute provides that, with respect to Virginia corporations having 300 or more shareholders of record, shares acquired in a transaction that would cause the acquiring person's aggregate voting power to meet or exceed any of three thresholds (20%, 33-1/3% or a majority) have no voting rights unless such rights are granted by a majority vote of the shares not owned by the acquiring person or any officer or employee-director of the corporation. The statute sets out a procedure whereby the acquiring person may call a special shareholder's meeting for the purpose of considering whether voting rights should be conferred. Acquisitions as part of a merger or share exchange to which the corporation is a party and acquisitions as part of a tender or exchange offer arising out of an agreement to which the corporation is a party are exempt from the statute.

     Application of the Affiliated Transactions and Control Share Acquisitions statutes are automatic unless a corporation takes certain steps to "opt out" of their application. We have not "opted out" of the statutes.

                                  LEGAL OPINION


     Certain legal matters, including without limitation, Resources' organizational status, power and authority and legality of the issuance of the shares offered hereby, have been passed upon by Woods, Rogers & Hazlegrove, P.L.C., 10 South Jefferson Street, Suite 1400, Roanoke, Virginia 24011. The principals of the firm of Woods, Rogers & Hazlegrove, P.L.C. beneficially owned, as of May 31, 2003, in the aggregate, approximately 32,500 shares of Resources' common stock.


                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from RGC Resources, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

           INFORMATION PROVIDED TO SHAREHOLDERS AND ELIGIBLE CUSTOMERS

     We will deliver or cause to be delivered with this prospectus, to each person to whom the prospectus is sent or given, Resources' latest Annual Report to Shareholders and latest Quarterly Report on Form 10-Q.

                       WHERE YOU CAN FIND MORE INFORMATION

     Resources is subject to the informational requirements of the Securities Exchange Act of 1934, as amended and files reports, proxy statements, and other information with the Securities and Exchange Commission. Such reports, proxy statements, and other information can be inspected and copied at the SEC's Public Reference Room at 450 Firth Street, N.W., Washington, D.C. 20549. Resources' public filings are also available to the public from commercial document retrieval services and the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov." Resources common stock is included for quotation on the Nasdaq Stock Market under the symbol "RGCO."

     Resources has filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities registered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in such registration statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to such registration statement and the exhibits filed therewith, copies of which may be obtained from the Commission as specified above. Any statements we have made in this prospectus concerning a provision of any document are not necessarily complete and, in each instance, you should carefully review the copy of such document filed as an exhibit to the registration statement or otherwise filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Resources with the SEC under the Exchange Act are hereby incorporated by reference in this prospectus:

     o Resources' Annual Report on Form 10-K for the year ended September 30, 2002;

     o Resources' Quarterly Report on Form 10-Q for the quarters ended December 31, 2002 and March 31, 2003; and

     o    Resources' 2002 Annual Report to Shareholders.

     We will provide without charge to each person to whom this prospectus is furnished, upon written or oral request, a copy of any of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for documents should be directed in writing, or by telephone, to the following address and telephone number: RGC Resources, Inc., PO Box 13007, Roanoke, Virginia, 24030-3007; Attention: Dale P. Moore, Secretary, (540) 777-4427.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth the costs and expenses to be incurred in connection with the offering. Each amount, except for the SEC registration fee, is estimated.

         SEC registration fee....................................... $   760.30

         Accounting fees and expenses................................$ 3,500.00

         Legal fees and expenses.....................................$25,000.00

         Printing, binding and postage...............................$ 5,000.00

         Miscellaneous...............................................$ 2,500.00

         TOTAL.......................................................$36,760.30

ITEM 15.       INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 13.1-692.1 of the Code of Virginia, 1950, as amended, places a limitation on the liability of officers and directors of a corporation in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation. The damages assessed against an officer or director arising out of a single transaction, occurrence, or course of conduct shall not exceed the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The statute also authorizes the corporation, in its articles of incorporation or, if approved by the shareholders, in its bylaws, to provide for a different specific monetary limit on, or to eliminate entirely, liability. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Resources' Articles of Incorporation contain a provision which eliminates, to the full extent that the laws of the Commonwealth of Virginia permit, the liability of an officer or director of Resources to the corporation or its shareholders for monetary damages for any breach of duty as a director or officer.

     Resources' Articles of Incorporation also require the company to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by or in the right of the corporation, by reason of the fact that he is or was such a director or officer or is or was serving at the request of Resources as a director, officer, employee or agent of another entity. Directors and officers of Resources are entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred because of his or her willful misconduct or knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have Resources make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. The Board of Directors of Resources also has the authority to extend to employees, agents, and other persons serving at the request of Resources the same indemnification rights held by directors and officers, subject to all of the accompanying conditions and obligations.

     Virginia Code Section 13.1-700.1 permits a court, upon application of a director or officer, to review Resources' determination as to a director's or officer's request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order Resources to make advances and/or reimbursement for expenses or to provide indemnification, in which case the court shall also order Resources to pay the officer's or director's reasonable expenses incurred to obtain the order. With respect to a proceeding by or in the right of the corporation, the court may order indemnification to the extent of the officer's or director's reasonable expenses if it determines that, considering all the relevant circumstances, the officer or director is entitled to indemnification even though he or she was adjudged liable, and may also order Resources to pay the officer's and director's reasonable expenses incurred to obtain the order.

     Resources has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Resources, or is or was serving at its request as a director, officer, employee or agent of another entity, against any liability asserted against or incurred by such person, in any such capacity or arising from his or her status as such, whether or not Resources would have the power to indemnify the person against such liability under the Articles of Incorporation.

     Resources maintains one or more directors' and officers' legal liability insurance policies which, subject to any limitations set forth in the policies, would pay on behalf of Resources' directors and officers for damages that they become legally obligated to pay as a result of any actual or alleged act, error, omission, misstatement, or breach of duty committed while acting in their official capacity.

ITEM 16.       EXHIBITS.

See Exhibit Index.

ITEM 17.       UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (a)      (1)      To file, during any period in which offers or sales
are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3)
               of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a- 3 or Rule 14c-3 under the Securities

Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia, on July 1, 2003.


                                   RGC RESOURCES, INC.

                                   By: /s/ John B. Williamson, III
                                      --------------------------------------
                                       John B. Williamson, III
                                       President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities indicated as of July 1, 2003.


                 SIGNATURE                                 TITLE                                DATE

 s/John B. Williamson, III                      President, Chief Executive                  July 1, 2003
-------------------------------------------     Officer, Chairman of the
John B. Williamson, III                         Board and Director
                                                (Principal Executive Officer)


s/Howard T. Lyon                                Vice President, Controller and              July 1, 2003
-------------------------------------------     Treasurer
Howard T. Lyon                                  (Principal Financial Officer)


                     *                          Director                                    July 1, 2003
-------------------------------------------
Lynn D. Avis

                     *                          Director                                    July 1, 2003
-------------------------------------------
Abney S. Boxley, III

                     *                          Director                                    July 1, 2003
-------------------------------------------
Frank T. Ellett

                     *                          Director                                    July 1, 2003
-------------------------------------------
Maryellen F. Goodlatte

                     *                          Director                                    July 1, 2003
-------------------------------------------
J. Allen Layman

                     *                          Director                                    July 1, 2003
-------------------------------------------
George W. Logan

                     *                          Director                                    July 1, 2003
-------------------------------------------
Thomas L. Robertson

                     *                          Director                                    July 1, 2003
-------------------------------------------
S. Frank Smith


*By:  Howard T. Lyon
Attorney-in-fact




                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

4 (a)             Specimen copy of certificate for RGC Resources, Inc. common stock, $5.00 par value
                  (incorporated herein by reference to Exhibit 4(a) of the Registration Statement on Form S-4 (No.
                  333-67311))

4 (b)             Article I of the Bylaws of RGC Resources, Inc. (incorporated herein by reference to Exhibit 3(b)
                  of the Registration Statement on Form S-4 (No. 333-67311))


4 (c)             RGC Resources, Inc. Amended and Restated Dividend Reinvestment and Stock Purchase Plan
                  (previously filed)

5                 Opinion of Woods, Rogers & Hazlegrove, P.L.C. (filed herewith)


10 (a)            Firm Transportation Agreement between East Tennessee Natural Gas Company and Roanoke
                  Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (b)            Interruptible Transportation Agreement between East Tennessee Natural Gas Company and
                  Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (c)            NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas
                  Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (d)            SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas
                  Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (e)            FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (f)            FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)



                                                       II-6




10 (g)            SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (h)            ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (i)            FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (j)            ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (k)            Gas Transportation Agreement, for use under FT-A rate schedule, between Tennessee Gas
                  Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended
                  September 30, 1994)

10 (l)            Gas Transportation Agreement, for use under IT rate schedule, between Tennessee Gas Pipeline
                  Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30,
                  1994)

10 (m)            Gas Storage Contract under rate schedule FS (Production Area) Bear Creek II between Tennessee
                  Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended
                  September 30, 1994)

10 (n)            Gas Storage Contract under rate schedule FS (Production Area) Bear Creek I between Tennessee
                  Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended
                  September 30, 1994)

10 (o)            Certificate of Public Convenience and Necessity for Bedford County dated February 21, 1966
                  (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on
                  Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)



                                                       II-7




10 (p)            Certificate of Public Convenience and Necessity for Roanoke County dated October 19, 1965
                  (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on
                  Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (q)            Certificate of Public Convenience and Necessity for Botetourt County dated August 30, 1966
                  (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on
                  Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (r)            Certificate of Public Convenience and Necessity for Montgomery County dated July 8, 1985
                  (incorporated herein by reference to Exhibit 10(r) of Registration Statement No. 33-36605, on
                  Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (s)            Certificate of Public Convenience and Necessity for Tazewell County dated March 25, 1968
                  (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on
                  Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (t)            Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964
                  (incorporated herein by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on
                  Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (u)            Ordinance of the Town of Bluefield, Virginia dated August 25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement No. 33-36605, on Form S-2, filed with the
                  Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (v)            Ordinance of the City of Bluefield, West Virginia dated as of August 23, 1979 (incorporated herein by reference to Exhibit 10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the
                  Commission on September 19, 1990)

10 (w)            Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)



                                                       II-8




10 (x)            Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968
                  (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. 33-11383, on
                  Form S-4, filed with the Commission on January 16, 1987)

10 (y)            Contract between Roanoke Gas Company and Diversified Energy Services, Inc. dated December
                  18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration Statement No. 33-
                  36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by
                  Amendment No. 1, filed with the Commission on September 19, 1990)

10 (z)            Service Agreement between Bluefield Gas Company and Commonwealth Public Service
                  Corporation dated January 1, 1981 (incorporated herein by reference to Exhibit 10(f)(f) of
                  Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29,
                  1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (a) (a)        Gas Storage Contract under rate schedule FS (Market Area) Portland between Tennessee Gas
                  Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k)(k) of the Annual Report on Form 10-K for the fiscal year ended
                  September 30, 1994)

10 (b) (b)        FTS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(l)(l) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (c) (c)        ITS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m)(m) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (d) (d)        FSS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(n)(n) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (e) (e)        SST Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(o)(o) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (f) (f)        FTS-1 Service Agreement between Columbia Gulf Transmission Company and Bluefield Gas
                  Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(p)(p) of the
                  Annual Report on Form 10-K for the fiscal year ended September 30, 1994)



                                                       II-9




10 (g) (g)        RGC Resources, Inc. Key Employee Stock Option Plan (incorporated herein by reference to
                  Exhibit 4(c) of the Post-Effective Amendment to the Registration Statement on Form S-8 (No.
                  333-02455))

10 (h) (h)        Roanoke Gas Company Stock Bonus Plan (incorporated herein by reference to Exhibit 10(m)(m)
                  of the Annual Report on Form 10-K for the fiscal year ended September 30, 1999)

10 (i) (i)        Gas Franchise Agreement between the Town of Vinton, Virginia, and Roanoke Gas Company
                  dated July 2, 1996 (incorporated herein by reference to Exhibit 10(n)(n) of Annual Report on
                  Form 10-K for the fiscal year ended September 30, 1996)

10 (j) (j)        Gas Franchise Agreement between the City of Salem, Virginia, and Roanoke Gas Company dated
                  July 9, 1996 (incorporated herein by reference to Exhibit 10(o)(o) of Annual Report on Form 10-
                  K for the fiscal year ended September 30, 1996)

10 (k) (k)        Gas Franchise Agreement between the City of Roanoke, Virginia, and Roanoke Gas Company
                  dated July 12, 1996 (incorporated herein by reference to Exhibit 10(p)(p) of Annual Report on
                  Form 10-K for the fiscal year ended September 30, 1996)

10 (l) (l)        RGC Resources, Inc. Restricted Stock Plan for Outside Directors (incorporated herein by reference to Exhibit 10 (r)(r) of Annual report on Form 10-K for the fiscal year ended September
                  30, 1999)

10 (m) (m)        FTA Gas Transportation Agreement effective November 1, 1998, between East Tennessee
                  Natural Gas Company and Roanoke Gas Company (incorporated herein by reference to Exhibit
                  10(s)(s) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

10 (n) (n)        SST Service Agreement effective November 1, 1997, between Columbia Gas Transmission
                  Corporation and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(t)(t) of
                  Annual Report on Form 10-K for fiscal year ended September 30, 1998)

10 (o) (o)        FSS Service Agreement effective April 1, 1997, between Columbia Gas Transmission
                  Corporation and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(u)(u) of
                  Annual Report on Form 10-K for fiscal year ended September 30, 1998)

10 (p) (p)        FTS Precedent Agreement effective November 1, 1999, between Columbia Gas Transmission
                  Corporation and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(p)(p) of
                  Annual Report on Form 10-K for fiscal year ended September 30, 2001)



                                                       II-10




10 (q) (q)        Firm Storage Service Agreement effective March 19, 1997, between Virginia Gas Storage
                  Company and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(w)(w) of
                  Annual Report on Form 10-K for fiscal year ended September 30, 1998)

10 (r) (r)        FTS-2 Service Agreement effective February 1, 1994, between Columbia Gulf Transmission
                  Company and Bluefield Gas Company (incorporated herein by reference to Exhibit 10(x)(x) of
                  Annual Report on Form 10-K for fiscal year ended September 30, 1998)

10 (s) (s)        Firm Transportation Agreement effective December 31, 1998, between Phoenix Energy Sales
                  Company and Bluefield Gas Company (incorporated herein by reference to Exhibit 10(y)(y) of
                  Annual Report on Form 10-K for fiscal year ended September 30, 1998)

10 (t) (t)        Master Firm Purchase/Sale Agreement effective November 1, 1999, between PG&E Energy
                  Trading - Gas Corporation and Bluefield Gas Company (incorporated by reference to Exhibit
                  10(b)(b)(b) of Annual Report on Form 10-K for fiscal year ended September 30, 1999)

10 (u) (u)        First Amendment to the Master Firm Purchase/Sale Agreement effective November 1, 1999, between PG&E Energy Trading - Gas Corporation and Bluefield Gas Company (incorporated by reference to Exhibit 10(c)(c)(c) of Annual Report on Form 10-K for fiscal year ended September
                  30, 1999)

10 (v) (v)        Master Firm Purchase/Sale Agreement effective March 1, 1999, between PG&E Energy Trading
                  - Gas Corporation and Roanoke Gas Company (incorporated by reference to Exhibit 10(d)(d)(d)
                  of Annual Report on Form 10-K for fiscal year ended September 30, 1999)

10 (w) (w)        First Amendment to the Master Firm Purchase/Sale Agreement effective October 20, 1999, between PG&E Energy Trading - Gas Corporation and Roanoke Gas Company (incorporated by reference to Exhibit 10(d)(d)(d) of Annual Report on Form 10-K for fiscal year ended September
                  30, 1999)

10 (x) (x)        Change of Control Agreement between John B. Williamson, III and RGC Resources, Inc. dated
                  March 1, 2001 (incorporated by reference to Exhibit 10(g)(g)(g) of the Quarterly Report on Form
                  10-Q/A for the period ended March 31, 2001)

10 (y) (y)        Change of Control Agreement between John S. D'Orazio and RGC Resources, Inc. dated March
                  1, 2001 (incorporated by reference to Exhibit 10(j)(j)(j) of the Quarterly Report on Form 10-Q for
                  the period ended March 31, 2001)



                                                       II-11




10 (z) (z)        Firm Storage Service Agreement by and between Roanoke Gas Company and Virginia Gas
                  Pipeline Company, dated June 1, 2001 (incorporated herein by reference to Exhibit 10(b)(b)(b) of
                  Annual Report on Form 10-K for the fiscal year dated September 30, 2001)

10 (a) (a) (a)    Firm Pipeline Service Agreement by and between Roanoke Gas Company and Virginia Gas
                  Pipeline Company, dated June 1, 2001 (incorporated herein by reference to Exhibit 10(c)(c)(c) of
                  Annual Report on Form 10-K for the fiscal year ended September 30, 2001)

10 (b) (b) (b)    Natural Gas Asset management Agreement between Roanoke Gas Company and Duke Energy
                  Trading and Marketing, L.L.C. dated November 1, 2001 (incorporated herein by reference to
                  Exhibit 10(k)(k)(k) of the Quarterly Report on Form 10-Q for the period ended December 31,
                  2001)

10 (c) (c) (c)    Natural Gas Asset management Agreement between Bluefield Gas Company and Duke Energy
                  Trading and Marketing, L.L.C. dated November 1, 2001 (incorporated herein by reference to
                  Exhibit 10(l)(l)(l) of the Quarterly Report on Form 10-Q for the period ended December 31,
                  2001)

10 (d) (d) (d)    ISDA Master Agreement by and between SunTrust Bank and Roanoke Gas Company dated
                  October 7, 2002 (incorporated herein by reference to Exhibit 10(j)(j)(j) of Annual Report for the fiscal year ended September 30, 2002)

10 (e) (e) (e)    Unconditional Unlimited Guaranty by and between RGC Resources, Inc. and SunTrust Bank dated November 15, 2002 (incorporated herein by reference to Exhibit 10(k)(k)(k) of Annual
                  Report for the fiscal year ended September 30, 2002)

10 (f) (f) (f)    Loan Agreement by and between Roanoke Gas Company, SunTrust Bank and RGC Resources dated November 22, 2002 (incorporated herein by reference to Exhibit 10(l)(l)(l) of Annual
                  Report for the fiscal year ended September 30, 2002)

10 (g) (g) (g)    Commercial Note by and between SunTrust Bank and Roanoke Gas Company dated November
                  22, 2002 (incorporated herein by reference to Exhibit 10(m)(m)(m) of Annual Report for the fiscal year ended September 30, 2002)

10 (h) (h) (h)    Change of Control Agreement between Howard T. Lyon and RGC Resources, Inc. dated May 1,
                  2000 (incorporated by reference to Exhibit 10(n)(n)(n)of Annual Report for the fiscal year ended
                  September 30, 2002)

10 (i) (i) (i)    Change of Control Agreement between Dale P. Moore and RGC Resources, Inc. dated May 1,
                  2000 (incorporated by reference to Exhibit 10(o)(o)(o) of Annual Report for the fiscal year ended
                  September 30, 2002)



                                                       II-12




10 (j) (j) (j)    Unconditional Guaranty by and between Bluefield Gas Company, RGC Resources, Inc. and
                  Wachovia Bank, National Association, dated April 21,2003 (incorporated by reference to Exhibit
                  10(p)(p)(p) of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10 (k) (k) (k)    Promissory Note by and between Bluefield Gas Company and Wachovia Bank, National
                  Association in the amount of $4,500,000, dated April 21, 2003 (incorporated by reference to
                  Exhibit 10(q)(q)(q) of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10 (l) (l) (l)    Unconditional Guaranty by and between Diversified Energy Company, RGC Resources, Inc. and
                  Wachovia Bank, National Association, dated April 21, 2003 (incorporated by reference to
                  Exhibit 10(r)(r)(r) of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10(m) (m) (m)     Promissory Note by and between Diversified Energy Company and Wachovia Bank, National
                  Association in the amount of $4,500,000, dated April 21, 2003 (incorporated by reference to
                  Exhibit 10(s)(s)(s) of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10 (n) (n) (n)    Unconditional Guaranty by and between Roanoke Gas Company, RGC Resources, Inc. and
                  Wachovia Bank, National Association, dated April 21, 2003 (incorporated by reference to
                  Exhibit 10(t)(t)(t) of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10 (o) (o) (o)    Promissory Note by and between Roanoke Gas Company and Wachovia Bank, National
                  Association in the amount of $18,000,000, dated April 21, 2003 (incorporated by reference to
                  Exhibit 10(u)(u)(u) of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

10 (p) (p) (p)    Promissory Note by and between RGC Resources, Inc. and Wachovia Bank, National Association
                  in the amount of $1,000,000, dated April 21, 2003 (incorporated by reference to Exhibit
                  10(v)(v)(v) of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

13 (a)            RGC Resources, Inc.' s 2002 Annual Report to Shareholders (incorporated by reference to
                  Exhibit 13 to Annual Report for the fiscal year ended September 30, 2002)

13 (b)            RGC Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended December 31, 2002
                  (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended December 31,
                  2002)

13 (c)            RGC Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003
                  (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31,
                  2003)



                                                       II-13



23 (a)            Consent of Woods, Rogers & Hazlegrove, P.L.C. (included in Exhibit 5)


23 (b)            Consent of Deloitte & Touche LLP (filed herewith)

24                Power of Attorney (previously filed)

99.1              Shareholder Authorization Card (filed herewith)

99.2              Automatic Monthly Deduction Form (filed herewith)




                                                       II-14